January 9, 2008

Mail Stop 4651

By U.S. Mail and facsimile to (415) 636-5870

R. Scott McMillen
Vice President and Associate General Counsel
Mr. Charles R. Schwab
Charles Schwab Corp.
Chairman and Chief Executive Officer
120 Kearny Street
San Francisco, CA 94108

> **Re: Charles Schwab Corp.**
> **Definitive 14A**
> **Filed March 30, 2007**
> **File No. 001-09700**

Dear Mr. McMillen:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

Please contact Michael Reedich at (202) 551-3612 with any questions.

Sincerely,

Timothy A. Geishecker
Senior Counsel